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                            May 24, 2023

       Kelly Roman
       Chief Executive Officer
       Fisher Wallace Laboratories, Inc.
       630 Flushing Avenue, Box 84
       Brooklyn, NY11206

                                                        Re: Fisher Wallace
Laboratories, Inc.
                                                            Post-Qualification
Amendment No. 2 on Form 1-A
                                                            Filed May 5, 2023
                                                            File No. 024-12134

       Dear Kelly Roman:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Post-Qualification Amendment No. 2 to Form 1-A

       Cover Page

   1. We note the revised disclosure in response to comment 1. Please revise to clarify how you determined the
price per share.
       General

   2. We note your response to comment 5. Please clarify how you determined the number of bonus shares to
register in the offering.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Kelly Roman
Fisher Wallace Laboratories, Inc.
May 24, 2023
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Abby Adams at (202) 551-6902 or Lauren Nguyen at (202) 551-3642 with any questions.



                                                          Sincerely,

FirstName LastNameKelly Roman                             Division of
Corporation Finance
                                                          Office of Industrial
Applications and
Comapany NameFisher Wallace Laboratories, Inc.
                                                          Services
May 24, 2023 Page 2
cc:       Jeffrey S. Marks
FirstName LastName